Exhibit 2.1

Joint Venture Agreement

THIS JOINT VENTURE AGREEMENT (the "Agreement"), made and entered into as of this 12th day of May, 2008 (“Effective Date”), by and between ICE Conversions, Inc. ("ICE"), a California corporation domiciled at 22525 Pacific Coast Highway, Suite 101, Malibu, CA 90265 and DSE Fishman, Inc. ("DSE"), a Nevada corporation domiciled at 300 S. Harbor Boulevard, Suite 500, Anaheim, CA 92805, and Lawrence Weisdorn (“Weisdorn”), residing at 23146 Mariposa de Oro St., Malibu, CA 90265 (ICE and DSE are collectively referred to herein as “Corporate Parties” ).

ARTICLE I
GENERAL PROVISIONS

1.01 Business Purpose. The business of the joint venture between the Corporate Parties (“Joint Venture”) shall be as follows:

a)	To develop and build high performance cars and/or heavy duty class 7 or 8 trucks powered by ICE’s proprietary hydrogen drive train (“Manufacturing Business”).
b)	To market and sell the products produced by the Manufacturing Business ("Marketing Business”).
c)	To own and operate hydrogen fueling stations in and around the Port of Long Beach, CA, for the class 7 or 8 trucks (“Hydrogen Stations”).
d)	The Joint Venture shall be named Force Fuels, CA.
e)	The Joint Venture shall be formed as a California limited liability company electing to be taxed as a Joint Venture and governed by an operating agreement on the terms contemplated herein.

1.02 Term of the Agreement. This Joint Venture shall commence on the Effective Date and shall continue in existence until terminated, liquidated, or dissolved by law or as hereinafter provided.

ARTICLE II
GENERAL DEFINITIONS

The following comprise the general definitions of terms utilized in this Agreement:

2.01 Affiliate. An Affiliate of an entity is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, such entity.

2.02 Capital Contribution(s). The capital contribution to the Joint Venture actually made by the Corporate Parties, including property, cash and any additional capital contributions made.

2.03 Profits and Losses. Any income or loss of the Joint Venture for federal income tax purposes determined by the Joint Venture’s fiscal year, including, without limitation, each item of Joint Venture income, gain, loss or deduction.

ARTICLE III
CONTRIBUTIONS TO THE JOINT VENTURE

3.01 ICE shall contribute to the Joint Venture an irrevocable, perpetual, non-exclusive, royalty-free license to use, manufacture and exploit for purposes of the business described in Article I all technology, know-how, designs, algorithms and proprietary information of ICE.

3.02 ICE shall contribute the Hummer prototype, the Cheetah prototype and the Freightliner prototype and all related equipment, parts and supplies to the Joint Venture.  The Joint Venture shall reimburse ICE for direct costs of all such assets transferred.

3.03 DSE shall provide non-debt funding for the Joint Venture in the minimum following increments: a minimum of $500,000 within 90 days of the Effective Date of this Agreement, and an additional minimum of $1,000,000 within 180 days of the Effective Date of this Agreement, an additional minimum $3,500,000 within 1 year of the Effective Date of this Agreement.

ARTICLE IV
ALLOCATIONS

4.01 Profits and Losses. Commencing on the date hereof and ending on the termination of the business of the Joint Venture, all profits, losses, distributions and other allocations of the Joint Venture shall be allocated as follows:

ICE	20%
DSE	80%

ARTICLE V
RIGHTS AND DUTIES OF THE JOINT VENTURERS

5.01 Business of the Joint Venture as it relates to ICE. ICE shall have full, exclusive and complete authority and discretion in the management and control of the Manufacturing Business and/or in the operation of the Hydrogen Stations for the purposes herein stated and shall make all decisions affecting the Manufacturing Business and/or the operations of the Hydrogen Stations of the Joint Venture. As such, any action taken shall constitute the act of, and serve to bind, the Joint Venture. ICE shall manage and control the affairs of the Joint Venture to the best of its ability and shall use its best efforts to carry out the Manufacturing Business and/or operations of the Hydrogen Stations of the Joint Venture.

5.02 In consideration for entering in to this Agreement and upon signing of this Agreement, DSE shall issue to ICE and Weisdorn 4,000,000 shares of DSE's common stock (of which 1,500,000 will be issued directly to ICE, and 2,500,000 will be issued directly to Weisdorn pursuant to paragraph 10.01). ICE and Weisdorn acknowledge that (i) the shares are not registered under the Securities Act of 1933 and are not qualified under any state securities laws, (ii) the shares may not be resold or distributed absent such registration and qualification or the availability of an applicable exemption from such requirements. ICE and Weisdorn represents and warrants that they are acquiring such shares for investment and not with the intention of reselling or distributing such shares.

5.03 DSE shall not participate in or have any control over the Manufacturing Business and/or the operations of the Hydrogen Stations, nor shall it have any authority or right to act for or bind the Joint Venture for any aspects of the Manufacturing Business and/or the Hydrogen Stations.

5.04 ICE hereby irrevocably transfers the ownership of the domain name www.forcefuels.com and the right to use the name Force Fuels, Inc. to DSE.

5.05 Business of the Joint Venture as it relates to DSE. DSE shall have full, exclusive and complete authority and discretion in the management and control of the Marketing Business of the Joint Venture for the purposes herein stated and shall make all decisions affecting the Marketing Business of the Joint Venture. As such, any action taken shall constitute the act of, and serve to bind, the Joint Venture. DSE shall manage and control the affairs of the Joint Venture to the best of its ability and shall use its best efforts to carry out the Marketing Business of the Joint Venture.

5.06 ICE shall not participate in or have any control over the Marketing Business nor shall it have any authority or right to act for or bind the Joint Venture for any aspects of the Marketing Business.

5.07  The Joint Venture shall reasonably compensate the respective Corporate Party responsible for operations and decisions of the Joint Venture in accordance with Section 5.01 and 5.05 of this Article V for providing those respective services.

ARTICLE VI
AGREEMENTS WITH THIRD PARTIES AND WITH AFFILIATES OF THE JOINT VENTURERS

6.01 Validity of Transactions. Affiliates, employees and/or officers (collectively, “Associates”) of the parties to this Agreement may be engaged to perform services for the Joint Venture, ICE and/or DSE. The validity of any transaction, agreement or payment involving the Joint Venture and any Associates of the parties to this Agreement otherwise permitted by the terms of this Agreement shall not be affected by reason of the relationship between them and such Associates or the approval of said transaction, agreement or payment.

6.02 Other Business of the Parties to this Agreement. The parties to this Agreement and their respective Affiliates may have interests in businesses other than the Joint Venture business. The Joint Venture shall not have the right to the income or proceeds derived from such other business interests and, even if they are competitive with the Joint Venture business, such business interests shall not be deemed wrongful or improper.

ARTICLE VII
PAYMENT OF EXPENSES

All expenses of the Joint Venture shall be paid by the Joint Venture from the non-debt funding contributed to the Joint Venture by DSE and operating cash flows, if any.

ARTICLE VIII
INDEMNIFICATION OF THE JOINT VENTURERS

The Corporate Parties to this Agreement shall have no liability to the other for any loss suffered which arises out of any action or inaction if, in good faith, it is determined that such course of conduct was believed to be in the best interests of the Joint Venture and such course of conduct did not constitute willful misconduct. The Corporate Parties to this Agreement shall each be indemnified by the other against losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with the Joint Venture.  This Article VIII shall survive the dissolution of the Joint Venture and the termination of this Agreement.

ARTICLE IX
DISSOLUTION

9.01 Dissolution Events of the Joint Venture. The Joint Venture shall be dissolved upon the occurrence of any of the following events within five years of the Effective Date of this agreement, unless it is mutually agreed upon in writing by the Corporate Parties prior to the occurrence that such occurrence will not trigger dissolution of the Joint Venture:

a)	The adjudication of bankruptcy, filing of a petition pursuant to a Chapter of the Federal Bankruptcy Code, withdrawal or insolvency of either of the parties.
b)	The sale or other disposition of all, or substantially all, of the Joint Venture's assets.
c)	Mutual agreement of the parties.
d)	DSE's failure to fund all or any of the funding milestones.
e)	The death, disability, separation or termination of Weisdorn as a director and/or officer of ICE.
f)	Upon any change in the capital structure or ownership of 15% or more of ICE.
g)	Any change in management of ICE.

9.02 Distribution of Joint Venture Property. In the event of dissolution of the Joint Venture pursuant to Section 9.01, the property of the Joint Venture shall be distributed as follows:

(a)  The 1,500,000 shares of DSE common stock granted to ICE pursuant to Section 5.2 of this Agreement will immediately be returned by ICE to DSE.  In the event that ICE has distributed, sold, pledged, gifted, hypothecated or otherwise disposed of any of the 1,500,000 DSE shares granted to ICE pursuant to this Agreement, then ICE shall immediately purchase a sufficient number of shares to replace those distributed to other parties.

(b)  Any and all of the Joint Venture’s assets, cash, intellectual property, licenses, prototypes, business agreements, contracts, realty, and personal property and the like, developed or acquired by the Joint Venture subsequent to the Effective Date of this Agreement, shall become the sole property of DSE.

ARTICLE X
KEY MAN PROVISIONS

10.01  Compensation: DSE believes that Weisdorn’s participation in the management of the Joint Venture is critical to the success of the Joint Venture. Weisdorn agrees to accept the additional duties and responsibilities of managing the Joint Venture on the Corporate Parties’ behalf. The Corporate Parties agree that Weisdorn is hereby granted a $15,000 per month salary, to be paid monthly throughout the term of this Agreement, directly from the Joint Venture, and Weisdorn shall immediately receive an irrevocable stock grant comprising 2,500,000 shares of DSE common stock (“Stock Grant”). The Stock Grant shall be payable to Weisdorn by DSE as a portion of the grant of the 4,000,000 shares from DSE to ICE and Weisdorn as contemplated in Paragraph 5.2 above. The terms of Weisdorn’s duties hereunder shall be formalized in a separate Employment Agreement between the Joint Venture and Weisdorn, effective the same date as the Effective Date hereof.

10.02  Fiduciary Responsibility /Indemnity: The Corporate Parties agree that Weisdorn’s primary fiduciary duty is to act in the best interests of the Joint Venture, which the Corporate Parties agree is anticipated to result in mutual benefit to the Corporate Parties’ respective shareholders.  Therefore, DSE, ICE and the Joint Venture, jointly and severally, shall and do hereby indemnify and hold harmless Weisdorn and his successors and assigns (hereinafter, the “Indemnified Party”) from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnified Party was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to, Weisdorn’s involvement with, shareholder status in, or performance of duties for ICE, DSE or the Joint Venture.  Said indemnity shall not apply to any final adjudication of willful misconduct or the criminal conviction of the Indemnified Party. This Section 10.02 shall survive the dissolution of the Joint Venture and the termination of this Agreement.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.01 Books and Records. The Joint Venture shall keep adequate books and records at its place of business, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Joint Venture.

11.02 Validity. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

11.03 Integrated Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions or warranties among the parties other than those set forth herein provided for.

11.04 Headings. The headings, titles and subtitles used in this Agreement are for ease of reference only and shall not control or affect the meaning or construction of any provision hereof.

11.05 Notices. Except as may be otherwise specifically provided in this Agreement, all notices required or permitted hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, addressed to the parties at their respective addresses set forth in this Agreement or at such other addresses as may be subsequently specified by written notice.

11.06 Applicable Law and Venue. This Agreement shall be construed and enforced under the laws of the State of California.

11.07 Other Instruments. The parties hereto covenant and agree that they will execute any and all such other and further instruments and documents as are or may become reasonably necessary or convenient to effectuate and carry out the purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Venture Agreement as of the day and year first above written.

ICE CONVERSIONS, INC.	DSE FISHMAN, INC.

By /s/ Donald Hejmanowski	By /s/ Thomas Hemingway
Vice-President of Finance	President

LAWRENCE WEISDORN

/s/ Lawrence Weisdorn
Lawrence Weisdorn, an individual